

Mail Stop 3561   April 27, 2016

David T. Zhang, Esq.
Kirkland & Ellis
26th Floor, Gloucester Tower
The Landmark
15 Queen's Road, Central
Hong Kong

> **Re: eLong, Inc.**
> **Schedule 13E-3 filed by eLong, Inc., et al.**
> **Filed February 26, 2016**
> **File No. 005-80401**

Dear Mr. Zhang:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Susan Block

                                        Susan Block
                                        Attorney-Advisor
                                        Office of Transportation and Leisure